Exhibit 4.7.11

AMENDMENT NO. 10

TO THE NATIONAL CITY

SAVINGS AND INVESTMENT PLAN

(amended and restated effective January 1, 2001)

National City Corporation, a Delaware corporation, and National City Bank, a national banking association, Trustee, hereby evidence the adoption of this Amendment No. 10 to the National City Savings and Investment Plan, as amended and restated as of January 1, 2001 (the “Plan”).

1. Effective January 1, 2007, Section 8.1 of Article VIII of the Plan is hereby amended by the deletion of Section 8.1 thereunder and the substitution of a new subsection 8.1 in lieu thereof to read as follows:

8.1 Duties and Functions. (1) The Corporation shall have the exclusive authority and responsibility at any time or from time to time to appoint (and revoke the appointment of) an Investment Manager under the Plan with respect to the NCC Stock Fund. The Corporation shall notify the Trustee of any such appointment (or revocation thereof) in writing, and the Trustee may rely upon any such appointment continuing in effect until it receives a written notice from the Corporation of its revocation. Any such Investment Manager shall acknowledge in writing to the Corporation and the Trustee that he or it is a fiduciary with respect to the Plan.

(2) Any such Investment Manager shall have the powers, functions, duties and/or responsibilities of the Trustee relating to the investment and reinvestment of the NCC Stock Fund (other than those described in Article XV which shall remain with the Trustee) and shall exercise such authority, power and discretion exclusively. Custody of the assets of the NCC Stock Fund, however, shall remain with the Trustee who shall be responsible therefor. In no instance shall the authority or discretion of an Investment Manager with respect to the NCC Stock Fund exceed the authority or discretion which the Trustee would have had with respect to such Fund if there were no Investment Manager.

(3) If an Investment Manager is so appointed (a) the Trustee shall not be liable for any loss which may result by reason of any action taken by it in accordance with a direction of an Investment Manager or by reason of any lack of action by the Trustee upon the failure of an Investment Manager to exercise his or its authority and discretion, (b) the Trustee shall not be required to accept delivery of or pay for any security or other property purchased for the NCC Stock Fund to the extent that the assets in such Fund are insufficient to pay for such security or other property, and (c) the Trustee shall be under no duty or obligation to (i) invest or reinvest the NCC Stock Fund except as directed by the Investment Manager thereof, (ii) make any investment review or examination of the NCC Stock Fund or recommendations with respect to such Fund, or (iii) advise the Corporation of directions received by the Trustee from an Investment Manager.

2. Effective January 1, 2007, Section 15.2 of Article VX of the Plan is hereby amended by the deletion of subsection (8) thereunder and the substitution of a new subsection (8) in lieu thereof to read as follows:

“(h) Subject to any provisions of this Plan to the contrary, in the event the Corporation initiates a tender or exchange offer for less than one-hundred percent (100%) of the outstanding shares of NCC Stock, the foregoing provisions of this Section shall have no effect with respect to such offer. Rather, the Corporation shall engage an independent fiduciary who shall have sole authority to determine whether to tender or exchange all shares of NCC Stock held in the Plan. In such an event, the Trustee shall act solely at the direction of the independent fiduciary.”

This Amendment No. 10 is executed at Cleveland, Ohio this 23rd day of January, 2007 but effective as otherwise set forth above.

NATIONAL CITY BANK, TRUSTEE		NATIONAL CITY CORPORATION

By:	Joseph Olszak	By:	/s/ Jeffrey D. Kelly
Title:	Senior Vice President	Title:	Vice Chairman and CFO

		By:	Jon N. Couture
		Title:	Senior Vice President and Corporate HR Director

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